UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

BINDER MERGER SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of

JOHNSON & JOHNSON
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

James J. Bergin, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-0900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III
Eric L. Schiele
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$447,192,900		$17,574.69

(1) Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 17,887,716 shares of Omrix Biopharmaceuticals, Inc. common stock (representing the number of shares, including shares of common stock outstanding, in-the-money options, warrants and restricted stock units) by $25.00 per share, which is the offer price.

(2)  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007, by multiplying the transaction value by ..0000393.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $17,574.69	Filing Party: Johnson & Johnson and Binder Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 25, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Binder Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2008, as amended (the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Omrix Biopharmaceuticals, Inc., a Delaware corporation (“Seller”), at a purchase price of $25.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2008 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Bernard Horowitz, Ph.D., a member of the Seller Board, served as a consultant to Parent during 2007 and 2008.  During his engagement, he was paid approximately $60,000 in the aggregate for his services in connection with developing and delivering a pathogen safety message with respect to fibrin sealants and thrombin.

Item 11.  Additional Information.

Parent and Seller were notified on December 1, 2008 that the approval of the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade & Labor for the purchase of Shares by the Purchaser pursuant to the Offer and for consummation of the Merger will not be required, and therefore such approval is not a condition to the Offer.

On November 25, 2008, an individual alleging himself to be a stockholder of Seller filed a lawsuit on behalf of a putative class of Seller’s stockholders in the Supreme Court of the State of New York, County of New York captioned Rice v. Omrix Pharmaceuticals, Inc., et al., Index No. 08/603454.  The complaint names as defendants Seller, the members of the Seller Board and Parent.  The complaint alleges that Seller and the members of the Seller Board breached their fiduciary duties to Seller's stockholders by agreeing to the Offer and the Merger at an inadequate price, and that Seller and Parent aided and abetted the purported breaches of fiduciary duty.  The complaint seeks a declaration that the members of the Seller Board have breached their fiduciary duties to the plaintiff and the putative class, a preliminary and permanent injunction against the Offer and the Merger, and an award of fees and expenses to the plaintiff's counsel.  Parent intends vigorously to defend the action.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BINDER MERGER SUB, INC.

By	/s/ James J. Bergin
Name: James J. Bergin
Title: Vice President
Date: December 1, 2008

JOHNSON & JOHNSON

By	/s/ John A. Papa
Name: John A. Papa
Title: Treasurer
Date: December 1, 2008